UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

T Stamp Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

873048409
(CUSIP Number)

Name: Mark Birschbach, Address: 430 North Michigan Ave, 60611 Chicago IL, Telephone Number: 312-329-8880
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873048409	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Second Century Ventures, LLC (26-2041343)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,072,608 (a)
	6.	SHARED VOTING POWER 266,571 (b)
	7.	SOLE DISPOSITIVE POWER 1,072,608 (a)
	8.	SHARED DISPOSITIVE POWER 266,571(b)

CUSIP No. 873048409	13G	Page 3 of 6 Pages

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,179
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54% (c)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(a) This includes: (i) 521,795 shares of Class A Common Stock, $0.01 par value per share, held by Second Century Ventures, LLC, (ii) 524,599 warrants to purchase Class A Common Stock $0.01 par value per share, held by Second Century Ventures, LLC, and (iii) Restricted Stock Units for 26,214 shares of Class A Common Stock, held by Second Century Ventures, LLC.

(b)This includes: (i) 80,129 shares of Class A Common Stock, $0.01 par value per share, held by Reach Ventures, LLC, (ii) 186,442 warrants to purchase Class A Common Stock $0.01 par value per share, held by Reach Ventures LLC. Reach Ventures, LLC is wholly owned by Second Century Ventures, LLC.

(c)This percentage reflects: (i) 521,795 shares of Class A Common Stock, $0.01 par value per share, held by Second Century Ventures, LLC, and (ii) 80,129 shares of Class A Common Stock, $0.01 par value per share, held by Reach Ventures, LLC.

 This percentage does not reflect: (i) 524,599 warrants to purchase Class A Common Stock $0.01 par value per share, held by Second Century Ventures, LLC, (iii) Restricted Stock Units for 26,214 shares of Class A Common Stock, held by Second Century Ventures, LLC, and (iv) 186,442 warrants to Purchase Class A Common Stock $0.01 par value per share, held by Reach Ventures LLC. Reach Ventures, LLC is wholly owned by Second Century Ventures, LLC.

CUSIP No. 873048409	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer T Stamp Inc.

(b)	Address of Issuer’s Principal Executive Offices 3017 Bolling Way NE Floor 2 Atlanta, Georgia, 30305

Item 2.

(a)	Name of Person Filing Second Century Ventures, LLC

(b)	Address of the Principal Office or, if none, residence 430 North Michigan AVE Ninth Floor Chicago, Illinois, 60611

(c)	Citizenship Illinois

(d)	Title of Class of Securities Class A Common Stock, $0.01 par value per share

(e)	CUSIP Number 873048409

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 873048409	13G	Page 5 of 6 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,339,179*

(b)	Percent of class: 6.54%*[1]

(c)	Number of shares as to which the person has: 1,339,179

	(i)	Sole power to vote or to direct the vote: 1,072,608

	(ii)	Shared power to vote or to direct the vote: 266,571*[2]

	(iii)	Sole power to dispose or to direct the disposition of: 1,072,608

(iv)
Shared power to dispose or to direct the disposition of: 266,571*[2]

*Includes: (i) 521,795 shares of Class A Common Stock, $0.01 par value per share, held by Second Century Ventures, LLC, (ii) 524,599 warrants to Purchase Class A Common Stock $0.01 par value per share, held by Second Century Ventures, LLC, and (iii) Restricted Stock Units in respect of 26,214 shares of Class A Common Stock, held by Second Century Ventures, LLC (iv) 80,129 shares of Class A Common Stock, $0.01 par value per share, held by Reach Ventures, LLC, (v) 186,442 warrants to Purchase Class A Common Stock $0.01 par value per share, held by Reach Ventures LLC. Reach Ventures, LLC is wholly owned by Second Century Ventures, LLC.
*[1] This percentage reflects: (i) 521,795 shares of Class A Common Stock, $0.01 par value per share, held by Second Century Ventures, LLC, and (ii) 80,129 shares of Class A Common Stock, $0.01 par value per share, held by Reach Ventures, LLC.
This percentage does not reflect: (i) 524,599 warrants to Purchase Class A Common Stock $0.01 par value per share, held by Second Century Ventures, LLC, (iii) Restricted Stock Units in respect of 18,504 shares of Class A Common Stock, held by Second Century Ventures, LLC, and (iv) 186,442 warrants to Purchase Class A Common Stock $0.01 par value per share, held by Reach Ventures LLC. Reach Ventures, LLC is wholly owned by Second Century Ventures, LLC.
*[2] Includes: (i) 80,129 shares of Class A Common Stock, $0.01 par value per share, held by Reach Ventures, LLC, (ii) 186,442 warrants to Purchase Class A Common Stock $0.01 par value per share, held by Reach Ventures LLC. Reach Ventures, LLC is wholly owned by Second Century Ventures, LLC.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
 Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
 Not Applicable

Item 8.  Identification and Classification of Members of the Group.
Not Applicable

CUSIP No. 873048409	13G	Page 6 of 6 Pages

Item 9.  Notice of Dissolution of Group.
 Not Applicable
Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/14/2024 Date

/s/ Alexander Valdes Signature

Alexander Valdes on behalf of Second Century Ventures, LLC through the limited power of attorney dated 02/13/2023 Name/Title